Mail Stop 3561

February 4, 2009

Edward C. DeFeudis
President and Chairman of the Board
Swap-A-Debt, Inc.
940 Lincoln Road, Suite 220
Miami, FL 33139

>   **Re: Swap-A-Debt, Inc.**
>   **Form S-1, Amendment 4**
>   **Filed January 16, 2009**
>   **File No. 333-153798**

Dear Mr. DeFeudis:

        We have reviewed your response letter dated January 15, 2009 and we have limited our review of your amendment filed on January 16, 2009 to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

General

1. We note that your website indicates that you provide several services that are not addressed in your filing. In addition to peer to peer lending, your website indicates that you provide payday loan, money transfer, "Credit Doctor" and credit rating services. Please revise. Refer to Item 101(c) of Regulation S-K.

Business Overview, page 1

2. We note your disclosure that you are a development stage company and we also note that your website was recently launched. In light of this, please discuss, with a view towards disclosure, the source of the "testimonials" included on your website.

Our Corporate Information, page 1

3. We note your response to comment two of our January 9, 2009 letter and your revised disclosure. However, your disclosure in the ninth paragraph, fourth sentence on page one

appears to contradict your revised disclosure in the second paragraph on page two with respect to why Bank of America declined to set up your API. Please revise.

4. We note that the fifth paragraph on page one is duplicative of the last paragraph on page one. Please revise.

5. We note that your web developer, Sudjam LLC, is an independent contractor. Please revise your filing to include as an exhibit any written contract between you and Sudjam. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

6. We note your disclosure that you tentatively scheduled January 21, 2009 as a soft launch for your website. Please revise your disclosure to indicate the current status of your website.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Via Facsimile